argenx Reports Full Year 2025 Financial Results and Provides Fourth Quarter Business Update

$1.3 billion in fourth-quarter and $4.2 billion in full-year global product net sales, representing 90% year‑over‑year growth

Delivered $1.1 billion in operating income in 2025, marking first year of operating profitability

VYVGART MG label expansion supported by positive ADAPT SERON and OCULUS results; PDUFA target action date of May 10, 2026 for anti‑AChR antibody‑negative (“seronegative”) gMG

Management to host conference call today at 2:30 PM CET (8:30 AM ET)

February 26, 2026 7:00 AM CET

Amsterdam, the Netherlands – argenx (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, today reported financial results for the full year 2025 and provided a fourth quarter business update.
In a separate press release issued today, argenx announced positive results from the Phase 3 ADAPT OCULUS study evaluating VYVGART SC pre-filled syringe (PFS) for the treatment of adult patients living with ocular myasthenia gravis (oMG). The primary endpoint was met (p=0.012), demonstrating statistically significant improvement from baseline in Myasthenia Impairment Index (MGII) Patient Reported Outcome (PRO) ocular scores at Week 4 in treated patients compared to placebo. No new safety concerns were identified.

“argenx delivered another standout year of execution in 2025,” said Tim Van Hauwermeiren, Chief Executive Officer of argenx. “We reached 19,000 patients globally with VYVGART, expanded our impact across gMG and CIDP through the successful launch of the pre‑filled syringe, and made substantial progress across our development programs, advancing the pipeline towards key milestones.”

“2026 is another year of expansion for argenx,” continued Mr. Van Hauwermeiren. “Positive data in ocular MG and the priority review of our seronegative gMG filing bring us closer to reaching even more MG patients with the broadest possible label, reinforcing our leadership in shaping the MG market. Momentum across our FcRn portfolio, including expansion into rheumatology, together with continued progress across our broader pipeline with empasiprubart, adimanebart and new first-in-class candidates from our Immunology Innovation Program, supports our next horizon of growth toward Vision 2030 and beyond.”

Strategic Priorities to Advance Vision 2030

argenx continues to advance its ‘Vision 2030’ anchored in the ambition to treat 50,000 patients globally with its medicines, secure 10 labeled indications across approved medicines, and progress five pipeline candidates into Phase 3 development by 2030.

Impact more patients globally with VYVGART

VYVGART® (IV: efgartigimod alfa-fcab and SC: efgartigimod alfa and hyaluronidase-qvfc) is a first-and-only IgG Fc-antibody fragment that targets the neonatal Fc receptor (FcRn). It is approved in three indications, including generalized myasthenia gravis (gMG) and chronic inflammatory demyelinating polyneuropathy (CIDP) globally, and primary immune thrombocytopenia (ITP) in Japan. argenx is driving broad adoption as the leading precision biologic in MG and CIDP while advancing multiple label expansions.

•Generated $1.3 billion in global product net sales in the fourth quarter and $4.2 billion for the full year 2025, representing an increase of 90% or approximately $2 billion in year-over-year growth
•Prescription Drug User Fee Act (PDUFA) target action date for anti-acetylcholine receptor antibody negative (AChR-Ab-) gMG (MuSK+, LRP4+ and triple seronegative) is May 10, 2026
•Positive topline results from ADAPT OCULUS support planned sBLA submission to expand VYVGART label into oMG
•Topline results expected for primary ITP (ADVANCE-NEXT) in fourth quarter of 2026
•Registrational studies are ongoing in two rheumatology indications

◦Topline results from ALKIVIA study evaluating autoimmune inflammatory myopathies (AIM or myositis) expected in third quarter of 2026
◦Topline results from UNITY study (Sjogren’s disease) expected in second half of 2027
•Registrational study in Graves’ disease (GD) expected to initiate in 2026, expanding development into thyroid-driven autoimmunity
Shape the long-term future of FcRn medicines

argenx is focused on shaping the long-term future of FcRn medicines by advancing new pipeline candidates, innovative delivery modalities and combination approaches to set new standards for patients.

•VYVGART SC autoinjector expected to launch in 2027
•ADAPT-Forward combination study ongoing to evaluate empasiprubart as an add on therapy to efgartigimod
•Progressing two next‑generation FcRn candidates in 2026: ARGX‑213 is expected to enter patient studies and ARGX‑124 expected to complete Phase 1

Deliver next wave of immunology innovation

By the end of 2026, the argenx pipeline will include four Phase 3 molecules and a total of 10 molecules in clinical development. Empasiprubart (anti-C2) is in Phase 3 for MMN and CIDP and adimanebart (MuSK agonist) will enter Phase 3 for congenital myasthenic syndromes (CMS). ARGX-121 (anti-IgA) and ARGX-109 (anti-IL-6) are both entering patient studies this year. Three additional molecules from the IIP are expected to enter Phase 1 in 2026, supporting argenx’s goal of launching, on average, one new pipeline candidate each year.

Empasiprubart

•Topline results from EMPASSION study (MMN) expected in fourth quarter of 2026
•Topline results from EMVIGORATE and EMNERGIZE studies (CIDP) expected in second half of 2027
•Decision for Phase 2 VARVARA study (DGF) expected mid-year 2026 to complete 52-week efficacy analysis

Adimanebart

•CMS registrational study on track to start in third quarter of 2026
•Topline Phase 2a data from amyotrophic lateral sclerosis (ALS) study does not support continued development

Earlier-stage Programs

•Phase 2 study of ARGX-121 in IgA nephropathy (IgAN) expected to start in 2026
•Three new first-in-class molecules are on track to enter Phase 1 in 2026, including ARGX‑118 (Galectin‑10 inhibitor), ARGX‑125 (bispecific antibody), and TSP‑101, the Fn14‑targeting program from the Tensegrity research collaboration

FOURTH QUARTER AND FULL YEAR 2025 FINANCIAL RESULTS
argenx SE
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three Months Ended		Twelve Months Ended
	December 31		December 31
(in thousands of $ except for per share data)	2025	2024	2025	2024
Product net sales	$1,285,711	$736,968	$4,151,316	$2,185,883
Other operating income*	36,444	24,252	96,734	66,156
Total operating income	1,322,155	761,220	4,248,050	2,252,039

Cost of sales	$(149,687)	$(72,656)	$(450,665)	$(227,289)
Research and development expenses	(371,714)	(297,228)	(1,364,132)	(983,423)
Selling, general and administrative expenses	(429,616)	(285,945)	(1,367,057)	(1,055,337)
Loss from investment in a joint venture	(3,527)	(2,350)	(12,390)	(7,644)
Total operating expenses	(954,544)	(658,179)	(3,194,244)	(2,273,693)

Operating profit/(loss)	$367,611	$103,041	$1,053,806	$(21,654)

Financial income	$44,874	$39,095	$163,091	$157,509
Financial expense	(828)	(704)	(4,082)	(2,464)
Exchange (losses)/gains	(8,363)	(54,923)	65,792	(48,211)

Profit for the period before taxes	$403,294	$86,509	$1,278,607	$85,180
Income tax benefit	$129,656	$687,652	$13,428	$747,860
Profit for the period	$532,950	$774,161	$1,292,035	$833,040
Profit for the period attributable to:
Owners of the parent	$532,950	$774,161	$1,292,035	$833,040
Weighted average number of shares outstanding used for basic profit per share	61,732,177	60,517,968	61,294,149	59,855,585
Basic profit per share (in $)	$8.63	$12.79	$21.08	$13.92
Weighted average number of shares outstanding used for diluted profit per share	66,428,415	65,661,428	66,029,215	65,177,815
Diluted profit per share (in $)	$8.02	$11.79	$19.57	$12.78
*Comparative figures have been presented to be consistent with the one adopted in the current period with respect to the combination of collaboration revenue and other operating income.

DETAILS OF THE FINANCIAL RESULTS
Total operating income for the three and twelve months ended December 31, 2025 was $1.3 billion and $4.2 billion, respectively, compared to $0.8 billion and $2.3 billion, respectively, for the same periods in 2024, and mainly consisted of:
•Product net sales of VYVGART for the three and twelve months ended December 31, 2025 were $1.3 billion and $4.2 billion, respectively, compared to $0.7 billion and $2.2 billion, respectively, for the same periods in 2024.
•Other operating income for the three and twelve months ended December 31, 2025 was $36 million and $97 million, respectively, compared to $24 million, and $66 million, respectively, for the same periods in 2024. The other operating income primarily relates to research and development tax incentives and payroll tax rebates.
Total operating expenses for the three and twelve months ended December 31, 2025 were $1.0 billion and $3.2 billion, respectively, compared to $0.7 billion and $2.3 billion, respectively, for the same periods in 2024, and mainly consisted of:
•Cost of sales for the three and twelve months ended December 31, 2025 was $150 million and $451 million, respectively, compared to $73 million and $227 million, respectively, for the same periods in 2024. The cost of sales was recognized with respect to the sale of VYVGART.
•Research and development expenses for the three and twelve months ended December 31, 2025 were $0.4 billion and $1.4 billion, respectively, compared to $0.3 billion and $1.0 billion, respectively, for the same periods in 2024. The expenses mainly related to:
◦Advancing efgartigimod across multiple severe autoimmune indications;
◦Progressing empasiprubart into multiple indications;
◦Executing studies for adimanebart in rare neuromuscular diseases; and
◦Early-stage discovery and preclinical programs to sustain long-term pipeline growth.
•Selling, general and administrative expenses for the three and twelve months ended December 31, 2025 were $0.4 billion and $1.4 billion, respectively, compared to $0.3 billion and $1.1 billion, respectively, for the same periods in 2024. The selling, general and administrative expenses mainly related to professional and marketing fees linked to global commercialization of the VYVGART franchise, and personnel expenses.
Financial income for the three and twelve months ended December 31, 2025 was $45 million and $163 million, respectively, compared to $39 million and $158 million, respectively, for the same periods in 2024.
Income tax benefit

	Three Months Ended		Twelve Months Ended
	December 31		December 31
(in millions of $)	2025	2024	2025	2024
Current tax expense	$(216)	(25)	(338)	(54)
Deferred tax benefit	346	713	351	802
Income tax benefit	$130	688	13	748
Profit for the three and twelve month periods ended December 31, 2025 was $533 million and $1.3 billion, respectively, compared to $774 million and $833 million, respectively, for the same periods in 2024. On a per weighted average share basis, the basic profit per share was $21.08 for the year ended December 31, 2025, compared to $13.92 for the year ended December 31, 2024.

EXPECTED 2026 FINANCIAL CALENDAR
•March 19, 2026: Publication of the 2025 Annual Report
•May 6, 2026: Annual General Meeting of Shareholders in Amsterdam, the Netherlands
•May 7, 2026: First Quarter 2026 Financial Results and Business Update
•July 23, 2026: Half Year and Second Quarter 2026 Financial Results and Business Update
•October 22, 2026: Third Quarter 2026 Financial Results and Business Update

CONFERENCE CALL DETAILS
The full year 2025 financial results and business update will be discussed during a conference call and webcast presentation today at 2:30 pm CET/8:30 am ET. A webcast of the live call and replay may be accessed on the Investors section of the argenx website at argenx.com/investors.
Dial-in numbers:
Please dial in 15 minutes prior to the live call.
Belgium            32 800 50 201
France            33 800 943355
Netherlands        31 20 795 1090
United Kingdom        44 800 358 0970
United States         1 888 415 4250
Japan            81 3 4578 9081
Switzerland        41 43 210 11 32
About VYVGART

VYVGART® (efgartigimod alfa fcab) is a human IgG1 antibody fragment that binds to the neonatal Fc receptor (FcRn), resulting in the reduction of circulating IgG autoantibodies. It is the first approved FcRn blocker for the treatment of generalized myasthenia gravis (gMG) and chronic inflammatory demyelinating polyneuropathy (CIDP) globally, and for primary immune thrombocytopenia (ITP) in Japan. VYVGART SC is a subcutaneous combination of efgartigimod alfa and recombinant human hyaluronidase PH20 (rHuPH20), Halozyme’s ENHANZE® drug delivery technology to facilitate subcutaneous injection delivery of biologics. It is marketed as VYVGART® Hytrulo in the U.S., VYVGART SC in Europe, VYVDURA® in Japan, and may be marketed under different proprietary names following approval in other regions.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Instagram, Facebook, and YouTube.

Media:
Ben Petok
bpetok@argenx.com
Investors:
Alexandra Roy
aroy@argenx.com

Forward Looking Statements
The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “advance,” “commit,” “continue,” “expand,” “expect,” and “progress,” and include statements argenx makes concerning its belief that 2026 is a year of expansion for the Company; its goal to expand the use of VYVGART to the broadest possible label to reach even more MG patients; its growth due to its momentum across its FcRn portfolio, together with continued progress across its broader pipeline with empasiprubart, adimanebart and new first-in-class candidates from its Immunology Innovation Program; its continued advancement of its ‘Vision 2030’ anchored in the ambition to treat 50,000 patients globally with its medicines, secure 10 labeled indications across approved medicines, and progress five pipeline candidates into Phase 3 development by 2030; the filing of the sBLA for oMG; the expected timing of topline results expected for primary ITP (ADVANCE-NEXT) in fourth quarter of 2026; the expected timing of its ongoing registrational studies in two rheumatology indications: (1) topline results from ALKIVIA study evaluating autoimmune inflammatory myopathies (AIM or myositis) expected in third quarter of 2026 and (2) topline results from UNITY study (Sjogren’s disease) expected in second half of 2027; the expected timing of the registrational study in Graves’ disease (GD) expected to initiate in 2026; its advancement of new pipeline candidates, innovative delivery modalities and combination approaches to set new standards for patients, including the expected timing of: (1) VYVGART SC autoinjector expected to launch in 2027; and (2) the progression of two next‑generation FcRn candidates in 2026: ARGX‑213 expected to enter patient studies and ARGX‑124 expected to complete Phase 1; its expectation that by the end of 2026, the argenx pipeline will include four Phase 3 molecules and a total of 10 molecules in clinical development, including: (1) Empasiprubart (anti-C2) in Phase 3 for MMN and CIDP; (2) adimanebart (MuSK agonist) entering Phase 3 for congenital myasthenic syndromes (CMS); (3) ARGX-121 (anti-IgA) and ARGX-109 (anti-IL-6) both entering patient studies this year; and (4) three additional molecules from the IIP entering Phase 1 in 2026, supporting argenx’s goal of launching, on average, one new pipeline candidate each year; the expected timing of its empasiprubart topline results from (1) EMPASSION study (MMN) in fourth quarter of 2026 and (2) EMVIGORATE and EMNERGIZE studies (CIDP) in second half of 2027; the expected timing of the decision for empasiprubart Phase 2 VARVARA study (DGF) at mid-year 2026 to complete 52-week efficacy analysis; the expected timing of the adimanebart CMS registrational study to start in third quarter of 2026; the expected timing of its clinical studies for its earlier-stage programs, including (1) Phase 2 study of ARGX-121 in IgA nephropathy (IgAN) to start in 2026 and (2) three new first-in class molecules to enter Phase 1 in 2026, including ARGX‑118 (Galectin‑10 inhibitor), ARGX‑125 (bispecific antibody), and TSP‑101, the Fn14‑targeting program from the Tensegrity research collaboration; its expected 2026 financial calendar,; its commitment to improve the lives of people suffering from severe autoimmune diseases; and its aim to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, the results of argenx’s clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements; the acceptance of its products and product candidates by its patients as safe, effective and cost-effective; the impact of governmental laws and regulations, including tariffs, export controls, sanctions and other regulations on its business; its reliance on third-party suppliers, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.